

OFFERING MEMORANDUM

facilitated by



J. Johnson & Company L.L.C.

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	J. Johnson & Company L.L.C.
State of Organization	NC
Date of Formation	03/12/2019
Entity Type	Limited Liability Company
Street Address	PO Box 1254, Cary NC, 27512
Website Address	www.hubbkitchens.com

(B) Directors and Officers of the Company

Key Person	Jason Johnson
Position with the Company Title First Year	 Managing Member 2019
Other business experience (last three years)	**EXECUTIVE CHEF, ALAMO DRAFTHOUSE CINEMA** *JANUARY 2020 - AUGUST 2021* Responsible for kitchen management and sales management while successfully hiring and training all newly hired staff. Created seasonal menu plan and schedule. Manages scheduling, payroll and food cost while ensuring all areas are maintained above standards. **SOUS CHEF, THE CAPITAL GRILLE** *MARCH 2018-JANUARY 2020* Assist Executive Chef with heart of house operations through maintaining sanitation standards, ordering/receiving, and recipe adherence. Managing food cost through effective ordering, waste control, and proper prep levels. Coaching a team of over 30 professionals to surpass standards of guest expectations. **EXECUTIVE CHEF, THE PIT-RALEIGH** *SEPTEMBER 2017–MARCH 2018* **EXECUTIVE CHEF, RUTH'S CHRIS STEAKHOUSE** *APRIL 2012-SEPTEMBER 2017*

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Jason Johnson	53%

(D) The Company's Business and Business Plan

Meet HUBB Kitchens

HUBB Kitchens is revolutionizing airport dining. Transforming overlooked spaces into state-of-the-art ghost kitchens, our platform combines effortless mobile ordering, swift gate delivery, and secure locker pickups. As we gear up for our Cincinnati expansion with this funding round, be part of this upward trajectory, amplifying revenues and championing local brands.

- Skyrocketing Expansion! Launching ghost kitchens in America's busiest airport hubs. This round secures the remaining cash need for location #2 via debt capital.

- Trailblazers in Airports! We pioneered multi-restaurant airport ghost kitchens at RDU and have a vision for at least 5 more. Plus, profitability achieved in just 4 months with future airports set to mirror this success!

- Heart and Hustle! Serving up 6,500+ meals monthly to Raleigh's needy through Now Serving, and generating profit with two bustling shared commercial kitchens! Making a difference and soaring in business!

The Opportunity

Airport dining is at the cusp of a major shift. Our standout performance at RDU and national recognition alongside Chef Bobby Flay on CNN has piqued the interest of leading US airports. Imagine consolidating McDonald's, Chic-fil-a, Starbucks, and treasured local picks into one seamless mobile ordering experience - with options for centralized pick-up or direct delivery. This is the innovation we're championing.

Thanks to our unique partnership with the industry's leading ghost kitchen specialist, our trajectory is set for a minimum expansion into 5 pivotal airports.

The Solution

Our turnkey ghost kitchen model optimizes airport revenue per culinary square foot, all while surpassing FAA's diversity standards. Within a year at RDU, 100k+ customers have endorsed our approach, with revenue surpassing projections by 8%. Customers love the ease of ordering from a mix of national and local favorites, and collecting their food & drink from one consolidated airport spot.

Traction & Validation

Over 100k delighted customers, a spotlight on CNN, and a thriving kitchen at RDU!

- Our collaboration with REEF (the largest ghost kitchen operator in the world) gives us a major advantage - both technological and diversity of food & beverage brand offerings
- New locations include Cincinnati, Philadelphia, and more.
- Over $2 million first year sales (RDU)
- Surpassed first year revenue projections by 8%
- Averaged 15% month over month sales growth

The Team

Jason Johnson, Managing Member

Designed to Help Underserved Beginning Businesses, HUBB Kitchens provides shared commercial kitchen spaces for rent by the hour, week, or month, helping the community start and grow their businesses in the Triangle area of North Carolina. HUBB Kitchens also provides cold and dry storage, as well as ~ services making it a one-stop shop to run a smooth culinary operation. Jason's drive to support and guide the growing food startup community highlights his dedication to providing the highest possible level of instruction. As the creator of HUBB Kitchens, his goals include offering great customer service, a budget-friendly space for new entrepreneurs to ease into the competitive industry. Being the mind behind the company's purpose and core values, Jason ensures that the business is following through with its objectives. He makes sure that the individual responsibilities and performance are anchored and correspond to the objectives, respectively. This year, HUBB Kitchens opened its second location on East Lenoir Street in RaleighDurham. Meanwhile, Jason is preparing for locations three and four. In addition to the commissary spaces, HUBB Kitchens has collaborated with REEF ~ and Raleigh Durham International Airport to develop the first-ever concept ghost kitchen in an airport. benefiting the local food and beverage companies that are now within it. Jason's unwavering dedication to sharing his expertise and resources to help start-up business owners and his community has led to HUBB Kitchens' partnership with Now Serving. where we've been able to support underserved communities in Raleigh by delivering over 100 meals per week. He is also helping to improve the community through people-powered projects as an advisory board member of Activate Good - whose goal is to identify community needs, mobilize people to take action and educate on these community issues. Additionally, through board membership and supporting Farmer Foodshare, Jason contributes to North Carolina's food industry from its roots in the farms to consumers' tables - and every step in between. Most importantly, Jason believes that a business is beneficial when it is ethical and generates value. It is noble because it can enhance our lives. And a business is heroic because it uplifts people from poverty, and thus, creates prosperity

Adrian Beard , Managing Member

Adrian Beard established Whitman May Enterprises as an ACDBE-certified company to develop and operate restaurants at airports throughout the nation. Beard has over ten years of experience in airport concessions operations. He is the managing partner of Uptown Airport Group, LLC, one of three prime concessionaires at Raleigh-Durham International Airport. He is responsible for setting daily strategic goals and objectives, monitoring performance, and driving business growth. Beard also serves as the vice president of operations for Denard Enterprises, Inc., managing Papa John's Pizza, Salsarita's Fresh Mexican Grill, Einstein Bros. Bagels, and Potbelly Sandwich Shop at Charlotte Douglas International Airport. Beard earned a B.A. in public administration from Kentucky State University in Frankfort. He also earned an M.B.A. from Pfeiffer University in Charlotte, North Carolina. In addition, Beard completed the Goldman Sachs 10,000 Small Businesses program at Babson College in Babson Park, Massachusetts.

Will McGuire, Advisor & Investor

Will McGuire is a business advisor and early investor in J. Johnson & Company L.L.C. (aka HUBB Kitchens). He is Founder & CEO of Incolo, which also has a stake in HUBB Kitchens. With Incolo, Will supports a community of founders, creators, and investors who help founders fund & grow through a community of ambassadors.

"Jason is one of the most talented founders I have met. He has the right mindset and heart to lead a team to success. I've seen this reflected in the authentic care for the food & drink entrepreneurs HUBB Kitchens serves and Jason\'s vision for an even larger impact HUBB Kitchens can deploy. That is why my family invested in Jason."

G Patel, Senior Business Advisor

More than 15 years of dynamic experience across product development, hospitality, education, and mentorship have amplified G\'s entrepreneurial journey. G is a 2015 recipient of the Triangle Business Journal\'s 40 Under 40 Award and is a 2018 Restaurateur of the Year, an award by the North Carolina Restaurant and Lodging Association that recognizes top hospitality leaders. HIs expertise makes him an excellent advisor to those starting and growing their business under HUBB Kitchen's wing.

Jason Widen, Advisor & Investor

Founding Partner of HQ Raleigh which fosters inclusive communities of entrepreneurs through shared workspace creating lasting economic and social impact in the world. Jason is the former chairman of the Board of Innovate Raleigh. His passion and dedication for our community shows in his endeavors, and his experience with entrepreneurship is an asset to HUBB Kitchens.

Business Model

Our approach hinges on simplicity and innovation. All orders are fulfilled via easily accessible lockers, ensuring optimal food quality and convenience for passengers.

- Central to our mission: uplifting local brands. Every airport kitchen we launch pairs national brands with local businesses, propelling their growth like never before.
- This dedication to uplift local culinary talent and provide them a platform on a larger scale is the essence of why HUBB Kitchens was formed. Your investment won't just be powering an innovative business model; it'll be supporting the growth of local communities, too.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$30,000
Offering Deadline	March 31, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$400,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Proprietary Tech Development	$27,975	$27,975
Leasehold Improvements	$0	$212,541
Architecture, Design, and Engineering	$0	$50,000
Equipment Purchase	$0	$82,484
Mainvest Compensation	$2,025.0000000000002	$27,000
TOTAL	$30,000.0	$400,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button

- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.5 - 6.7%[2]
Payment Deadline	2031-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.75 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.13%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.5% and a maximum rate of 6.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$30,000	0.5%
$122,500	2.0%
$215,000	3.6%
$307,500	5.2%
$400,000	6.7%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.75x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Class A Units
Number of Shares Outstanding	2,910,119
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Class B Units
Number of Shares Outstanding	766,238
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Class C Units
Number of Shares Outstanding	1,925,106
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	No
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Jason Johnson	53%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Related Party	$571	0%	12/31/2023	
LocalStake	$38,725	0%	12/31/2026	

(Q) Other Offerings of Securities within the Last Three Years

Revenue Share - February 2021 to November 2021 - $62,500 - Equipment Purchases for commissary SEED equity round - August 2022 to October 2023 - $207,541 - Team Salaries, Leasehold Improvements, and Equipment Purchases

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

HUBB Kitchens has been operating since March 2019 and has since achieved the following milestones:

- Opened 1st location in Raleigh, North Carolina

- Opened 2nd location in Raleigh-Durham International airport

- Opened 3rd location in Cincinnati/Northern Kentucky International airport

- Achieved revenue of $360,475 in 2021, which then grew to $439,199 in 2022.

- Had Cost of Goods Sold (COGS) of $16,707, which represented gross profit margin of 95% in 2021. COGS were then $79,398 the following year, which implied gross profit margin of 82%.

- Achieved profit of $(41,250) in 2021, which then grew to $76,923 in 2022.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

HUBB Kitchens forecasts the following milestones:

- Secure lease in Cincinnati, Ohio by December 2023.

- Achieve $2,735,956 revenue per year by 2026.

- Achieve $165,000 profit per year by 2026.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the HUBB Kitchens' fundraising. However, HUBB Kitchens may require additional funds from alternate sources at a later date.

Subsequent events to historical financials

Since the latest available financial statements of HUBB Kitchens, we have had the following material changes and trends:

- Opened a new location June 2023

- Purchased equipment for Earl of Sandwich #166.

- Raised $207,541 through a SEED investment round.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,000,000	$2,700,000	$2,800,000	$2,900,000	$2,987,000
Cost of Goods Sold	$984,162	$1,400,000	$1,400,000	$1,500,000	$1,500,000
Gross Profit	$1,015,838	$1,300,000	$1,400,000	$1,400,000	$1,487,000
EXPENSES					
Expenses	$966,255	$1,100,000	$1,100,000	$1,100,000	$1,100,000
Operating Profit	$49,583	$200,000	$300,000	$300,000	$387,000

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$125,630.00	$75,839.00
Cash & Cash Equivalents	$41,660.00	$40,596.00
Accounts Receivable	$0	$0
Short-term Debt	$0.00	$0.00
Long-term Debt	$95,157.00	$100,776.00
Revenues/Sales	$439,199.00	$360,475.00
Cost of Goods Sold	$79,398.00	$16,707.00
Taxes Paid	$0	$0
Net Income	$76,923.00	$-41,250.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V